Filed Pursuant to Rule 433

Registration No. 333-238707

May 27, 2020

PRICING TERM SHEET

Pinnacle Financial Partners, Inc.

4,800,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of

6.75% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series B

Term Sheet

Issuer:	Pinnacle Financial Partners, Inc. (the “Company”)

Security:	Depositary shares (“Depositary Shares”), each representing a 1/40th interest in a share of the Company’s 6.75% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series B (the “Preferred Stock”)

Aggregate Liquidation Amount:	$120,000,000 (4,800,000 Depositary Shares)

Overallotment Option:	The underwriters have the option to purchase up to an additional $18,000,000 (720,000 Depositary Shares) from the Company at the public offering price less the underwriting discount. They may exercise that option for 30 days.

Expected Securities Ratings:

BBB- by Kroll Bond Rating Agency, Inc.

BBB+ by Egan-Jones Rating Company

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Dividend Payment Dates:	If declared, dividends will be payable on March 1, June 1, September 1 and December 1 of each year, beginning on September 1, 2020.

Dividend Rate (Non-Cumulative):	6.75% per annum, only when, as and if declared

Term:	Perpetual

Trade Date:	May 27, 2020

Settlement Date:	June 3, 2020 (T + 5)

Day Count Convention:	30/360

Optional Redemption:	The Company may, at its option and subject to any required regulatory approval, redeem the shares of the Preferred Stock (i) in whole or in part, on any dividend payment date on or after September 1, 2025, or (ii) in whole but not in part at any time within 90 days following a “Regulatory Capital Treatment Event,” as described in the preliminary prospectus supplement dated May 27, 2020, in each case at a cash redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. Holders of Depositary Shares will not have the right to require the redemption or repurchase of the Depositary Shares.

Public Offering Price:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the Depository Shares for general corporate purposes, which may include working capital, capital investments and expenditures, repayment of outstanding indebtedness of the Company or Pinnacle Bank and capitalizing Pinnacle Bank or other of the Company’s operating subsidiaries.

Underwriters’ Discount:	3.15% / $0.7875 per Depositary Share

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$116,220,000 (or $133,653,000, if the underwriters exercise their option to purchase additional Depositary Shares, in full)

CUSIP/ISIN for the Depositary Shares:	72346Q 302 / US72346Q3020

Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Raymond James & Associates, Inc.

Depositary:	Computershare Inc. and Computershare Trust Company, N.A., acting jointly

Listing:	Application will be made to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “PNFPP”. If approved for listing, trading of the Depositary Shares on the Nasdaq Global Select Market is expected to commence within the 30-day period after the original issuance date of the Depositary Shares.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Agency or any other government agency or instrumentality.

We expect that delivery of the Depositary Shares will be made against payment for the Depositary Shares on or about the Settlement Date indicated above, which will be the fifth business day following the trade date of May 27, 2020 (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the date of pricing or the next two trading days will be required, by virtue of the fact that the Depositary Shares will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement and these purchasers should consult their own investment advisor.

The Company has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement dated May 27, 2020 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Keefe, Bruyette & Woods, Inc. at 1-800-966-1559, BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 212-834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649 and Raymond James & Associates at 1-727-567-1000.

This Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement. The information in this Pricing Term Sheet supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Other information (including other financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BELNG SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.